UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TREVENA, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

89532E109

(CUSIP Number)

Polaris Partners 1000 Winter Street, Suite 3350 Waltham, MA 02451	Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP One Marina Park Drive, Suite 900 Boston, MA 02210 Attn: Jay K. Hachigian, Esq. (781) 890-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89532E109	Page 2 of 12

1.	Names of Reporting Persons. Polaris Venture Partners V, L.P. (“PVP V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,575,687 shares, except that (i) Polaris Venture Management Co. V, L.L.C. (“PVM V”), the general partner of PVP V, may be deemed to have sole power to vote these shares, and (ii) Jonathan A. Flint (“Flint”), a managing member of PVM V, may be deemed to have shared power to vote these shares and Terrance G. McGuire (“McGuire”), a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,575,687 shares, except that (i) PVM V, the general partner of PVP V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares, and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,575,687
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89532E109	Page 3 of 12

1.	Names of Reporting Persons. Polaris Venture Partners Entrepreneurs’ Fund V, L.P. (“PVPE V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

50,198 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

50,198 shares, except that (i) PVM V, the general partner of PVPE V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,198
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89532E109	Page 4 of 12

1.	Names of Reporting Persons. Polaris Venture Partners Founders’ Fund V, L.P. (“PVPFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

17,640 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

17,640 shares, except that (i) PVM V, the general partner of PVPFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to Row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,640
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89532E109	Page 5 of 12

1.	Names of Reporting Persons. Polaris Venture Partners Special Founders’ Fund V, L.P. (“PVPSFF V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

25,755 shares, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to vote these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

25,755, except that (i) PVM V, the general partner of PVPSFF V, may be deemed to have sole power to dispose of these shares, and (ii) Flint, a managing member of PVM V, may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,755
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.1%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89532E109	Page 6 of 12

1.	Names of Reporting Persons. Polaris Venture Management Co. V, L.L.C. (“PVM V”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,669,280 shares, of which 2,575,687 shares are directly owned by PVP V, 50,198 shares are directly owned by PVPE V, 17,640 shares are directly owned by PVPFF V and 25,755 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to vote these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to vote these shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,669,280 shares, of which 2,575,687 shares are directly owned by PVP V, 50,198 shares are directly owned by PVPE V, 17,640 shares are directly owned by PVPFF V and 25,755 shares are directly owned by PVPSFF V, except that Flint, a managing member of PVM V (which is the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V), may be deemed to have shared power to dispose of these shares and McGuire, a managing member of PVM V, may be deemed to have shared power to dispose of these shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,669,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89532E109	Page 7 of 12

1.	Names of Reporting Persons. Jonathan A. Flint
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,669,280 shares, of which 2,575,687 shares are directly owned by PVP V, 50,198 shares are directly owned by PVPE V, 17,640 shares are directly owned by PVPFF V and 25,755 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote PVP V’s, PVPE V’s, PVPFF V’s and PVPSFF V’s shares (collectively, the “Fund V Shares”) and McGuire, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,669,280 shares, of which 2,575,687 shares are directly owned by PVP V, 50,198 shares are directly owned by PVPE V, 17,640 shares are directly owned by PVPFF V and 25,755 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, maybe deemed to have sole power to dispose of the Fund V Shares and McGuire, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,669,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89532E109	Page 8 of 12

1.	Names of Reporting Persons. Terrance G. McGuire
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power

2,669,280 shares, of which 2,575,687 shares are directly owned by PVP V, 50,198 shares are directly owned by PVPE V, 17,640 shares are directly owned by PVPFF V and 25,755 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to vote the Fund V Shares and Flint, as a managing member of PVM V, may be deemed to have shared power to vote the Fund V Shares.

	8.	Shared Voting Power See response to row 7.
9.

Sole Dispositive Power

2,669,280 shares, of which 2,575,687 shares are directly owned by PVP V, 50,198 shares are directly owned by PVPE V, 17,640 shares are directly owned by PVPFF V and 25,755 shares are directly owned by PVPSFF V, except that PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to have sole power to dispose of the Fund V Shares and Flint, as a managing member of PVM V, may be deemed to have shared power to dispose of the Fund V Shares.

	10.	Shared Dispositive Power See response to row 9.
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,669,280
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.2%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89532E109	Page 9 of 12

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2014, by the Reporting Persons, (collectively, the “Schedule 13D”), with respect to shares of common stock, par value $0.001 per share of the Issuer (“Common Stock”) beneficially owned by the Reporting Persons. Except as amended or supplemented in this Amendment No. 1, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 2. Identity and Background.

(b)-(c) The principal business of each of PVP V, PVPE V, PVPFF V and PVPSFF V is that of a private investment partnership. The sole general partner of PVP V, PVPE V, PVPFF V and PVPSFF V is PVM V. The principal business of PVM V is that of acting as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V. Flint and McGuire are the managing members of PVM V.

Item 4. Purpose of Transaction.

Each of PVP V, PVPE V, PVPFF V and PVPSFF V disposed of Common Stock of the Issuer for investment purposes. The Reporting Persons do not have any present plans or proposals that relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (x) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The information below is based on a total of 43,062,179 shares of Common Stock outstanding as reported on the Issuer’s Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 134 filed with the Securities and Exchange Commission on August 11, 2015 (File No. 001-36193).

CUSIP No. 89532E109	Page 10 of 12

(a) PVP V directly beneficially owns 2,575,687 shares of Common Stock, or approximately 6.0% of the Common Stock outstanding. PVPE V directly beneficially owns 50,198 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVPFF V directly beneficially owns 17,640 shares of Common Stock, or approximately 0.0% of the Common Stock outstanding. PVPSFF V directly beneficially owns 25,755 shares of Common Stock, or approximately 0.1% of the Common Stock outstanding. PVM V, as the general partner of PVP V, PVPE V, PVPFF V and PVPSFF V, may be deemed to indirectly beneficially own the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

(b) Each of McGuire and Flint, the managing members of PVM V, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer that are beneficially owned by PVP V, PVPE V, PVPFF V and PVPSFF V. Each such person disclaims beneficial ownership of all securities other than those he or she owns directly, if any, or by virtue of his or her indirect pro rata interest, as a member of PVM V, in the securities owned by PVP V, PVPE V, PVPFF V and PVPSFF V.

Item 7. Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement

CUSIP No. 89532E109	Page 11 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 10, 2015

POLARIS VENTURE PARTNERS V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Authorized Signatory

POLARIS VENTURE PARTNERS ENTREPRENEURS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Authorized Signatory

POLARIS VENTURE PARTNERS FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Authorized Signatory

POLARIS VENTURE PARTNERS SPECIAL FOUNDERS’ FUND V, L.P.

By: Polaris Venture Management Co. V, L.L.C.

By: *
Authorized Signatory

CUSIP No. 89532E109	Page 12 of 12

POLARIS VENTURE MANAGEMENT CO. V, L.L.C.

By:	*
Authorized Signatory

JONATHAN A. FLINT

By:	/s/ Jonathan A. Flint
Jonathan A. Flint

TERRANCE G. MCGUIRE

By:	/s/ Terrance G. McGuire
Terrance G. McGuire

* By:	/s/ John Gannon
Name:	John Gannon
Attorney-in-Fact

[This Schedule 13D was executed pursuant to a Power of Attorney. Note that copies of the applicable Powers of Attorney are already on file with the appropriate agencies.]